210 Route 4 East

Paramus, NJ 07652

June 18, 2010

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:              Ms. Linda van Doorn

                                Senior Assistant Chief Accountant

Re:                          Alexander’s, Inc.

                                Form 10-K for the year ended December 31, 2009

                                Form 10-Q for the quarter ended March 31, 2010

                                File No. 001-06064

Dear Ms. Van Doorn:

Please find herein our response to your letter dated June 7, 2010, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Joseph Macnow, Chief Financial Officer of Alexander’s, Inc.  (the “Company”), regarding the Company’s above referenced filings with the Commission.  We have carefully considered the Staff’s comments and have provided additional information, as requested.  For your convenience, we have included the Staff’s comments before our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis, Page 24

1.       We note that Bloomberg L.P. accounted for 35%, 31% and 32% of your consolidated revenues in the years ended December 31, 2009, 2008, and 2007, respectively.  Please provide us with a discussion of the material terms of your lease with Bloomberg L.P. In future filings please include a discussion of the terms of your material lease agreements within this section.

Response

In May 2001, the Company entered into a  lease with Bloomberg L.P. for approximately 697,000 square feet at its 731 Lexington Avenue property that commenced in  November 2003.  The lease was  filed on August 2, 2001 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, and has been incorporated by reference in subsequent filings.  Further, Citibank N.A., which occupied approximately 176,000 square feet at 731 Lexington Avenue, assigned its lease to Bloomberg L.P. in March 2009.  This lease, along with the related assignment, assumption and consent agreements, was also  filed on May 4, 2009 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and has been incorporated by reference in subsequent filings.  As disclosed on page 16 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, average annualized rent per square foot for the Bloomberg leases was $81.01, the initial lease for 697,000 square feet expires in 2030 with a 10-year renewal option and the Citibank lease for 176,000 expires in 2015 with a five-year renewal option. In future filings, the Company will expand its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to include Bloomberg’s contribution to the Company’s consolidated revenues.

Note 2. Summary of Significant Accounting Policies

Real Estate, page 46

2.       Please expand your disclosure in future filings to address your impairment policy for properties under development.  Specifically address your impairment policy for:

•         Substantially completed real estate projects that are to be sold, if any.

•         Real estate property to be developed in the future.

•         Property currently under development.

•         Real estate projects that are substantially completed and that are to be held and used.

Refer to ASC 970-360-35-3 and -4.  Please show us the disclosure you will include to address this issue.

Response

                The Company notes for the information of the Staff that there are currently no substantially completed real estate projects or projects under development that are to be sold.  In response to the Staff’s comment, the Company will expand its disclosure in future filings to address its impairment policy for properties under development as follows:

“Our properties and related intangible assets, including properties to be developed in the future, currently under development and those that are substantially completed and are to be held and used, are individually reviewed for impairment quarterly, if events or circumstances change indicating that the carrying amount of the assets may not be recoverable.  An impairment exists when the carrying amount of an asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  Estimates of future cash flows are based on our current plans, intended holding periods and available market information at the time the analyses are prepared.  For our development properties, estimates of future cash flows also include all future expenditures necessary to develop the asset, including interest payments that will be capitalized as part of the cost of the asset.  An impairment loss is recognized only if the carrying amount of the asset is not recoverable and is measured based on the excess of the property’s carrying amount over its estimated fair value.  If our estimates of future cash flows, anticipated holding periods, or fair values change, based on market conditions or otherwise, our evaluation of impairment charges may be different and such differences could be material to our consolidated financial statements.    Estimates of future cash flows are subjective and are based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results.  Plans to hold properties over longer periods decrease the likelihood of recording impairment losses.”

Note 9. Leases, page 53

3.       We note that Bloomberg L.P. is the source of a substantial portion of your revenues.  Please tell us the consideration given to including the financial statements of Bloomberg L.P. to reasonably inform investors about your exposure to this significant tenant.

Response

By way of background, the Company notes for the information of the Staff that Bloomberg L.P. (“Bloomberg”), a private company, is an internationally recognized information-service, news and media company that, according to its website, today employs more than 10,000 people in over 135 offices around the world.  At the inception of its lease with Bloomberg, a senior executive of the Company was permitted to examine the financial statements of Bloomberg, subject to a confidentiality agreement.  The results of this examination substantiated the Company’s view of Bloomberg’s creditworthiness, liquidity and strong financial condition.  The Company also notes for the information of the Staff that Bloomberg spent approximately $350 million in leasehold improvements and furniture, fixtures and equipment prior to taking occupancy of its leased space, demonstrating its commitment and intent to perform under its lease.

The Company acknowledges the significance of Bloomberg.  The Company notes for the information of the staff that it does not receive, nor is it entitled to, the financial statements of Bloomberg.  Notwithstanding the foregoing, through the evaluation of other information and the procedures described below, the Company monitors its exposure to Bloomberg  and believes its disclosure reasonably informs investors regarding its exposure to Bloomberg.

On an ongoing basis, the Company receives from Bloomberg, on a confidential basis, semi-annual financial metrics, including key ranges of ratios such as EBITDA Interest Coverage, Total Debt to Total EBITDA and Free Operating Cash Flow to Total Debt.  The Company also monitors publicly available data regarding Bloomberg and obtains information from private sources.  For example, according to Merrill Lynch & Co., Inc., in July 2008, Bloomberg L.P. repurchased a 20% stake in itself for $4.425 billion, which placed a value on this private company at over $20 billion.  As to private sources on a periodic basis, the Company reviews Dun & Bradstreet reports on Bloomberg, which currently give Bloomberg a “Credit Score Class” of 1, its best rating, which, according to the report, represents a “Low risk of severe payment delinquency over next 12 months”.

In connection with the preparation of the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, the Company considers the most recent information it has as a result of the foregoing procedures.  Based on such review, if the Company became aware of adverse developments regarding the financial condition of this tenant the Company would update its disclosure to the extent required.  The Company notes for the information of the Staff that the Company’s Annual Report on Form 10-K discloses to investors the percentage of its rent received from Bloomberg and includes as a “Risk Factor” that if the Company were to lose Bloomberg as a tenant or if Bloomberg were to fail or become unable to perform under its lease it would adversely affect the Company’s results of operations and financial condition.  In addition, in future filings, the Company will include disclosure of the procedures it performs to evaluate its exposure to Bloomberg.

Proxy Statement on Schedule 14A, filed March 30, 2010

Board’s Role in Risk Oversight, page 4

4.       In future filings please expand your discussion of your board leadership structure as required by Item 407(h) of Regulation S-K.  For example, please tell us whether the same person serves as both principal executive officer and chairman of the board, or whether two individuals serve in those positions.  If one person serves as both principal executive officer and chairman of the board, please tell us whether you have a lead independent director and what specific role the lead independent director plays in leadership of the board.  This disclosure should indicate why you have determined that your leadership structure is appropriate given your individual circumstances.

Response

In future filings, the Company will expand its disclosure to include the following:

                “LEADERSHIP STRUCTURE

                Currently, our Chairman of the Board, Steven Roth, also serves as our Chief Executive Officer.  While our Board has determined that a majority of its members are independent for purposes of the listed company standards under the rules and regulations of the NYSE, we do not have an independent lead director.  Our Board has determined that this leadership structure is appropriate in light of the circumstances affecting the Company, including its current activities and business strategy.  Accordingly, the Board believes it has the best individual serving both roles.

Selection of Directors, page 6

5.       We note your disclosure on page 7 with regard to the experience of Messrs. West, DiBenedetto, Sonnenblick, Mandelbaum, and Underberg.  In future filings please expand your disclosure to include a discussion of the specific experience, qualifications, attributes, or skills of each individual director.  Refer to Item 401(e) of Regulation S-K for guidance.  Please tell us how you intend to comply.

Response

In future filings, we will include disclosure required by Item 401(e) related to a discussion of the specific experience, qualifications, attributes or skills for each of our directors.

Compensation Discussion and Analysis, page 12

6.       We note you have not included a discussion of compensation policies and practices as they relate to risk management in response to Item 402(s) of Regulation S-K.  Please tell the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach such conclusion.

Response

                The Company’s disclosure concerning compensation is presented with the background that the Company is externally managed by Vornado Realty Trust under a management agreement and, in the past three years, no compensation (other than Board fees) has been paid or granted by the Company to any officer (executive or otherwise).  The Company’s non-officer employees receive fixed salaries and wages.  In discussions with counsel and members of the Company’s Compensation Committee and Board, management determined that the Company’s compensation policies and practices were not “reasonably likely to have a material adverse effect” on the Company and, as such, no disclosure was required under Item 402(s) of Regulation S-K.

7.       In future filings, please expand your discussion regarding your equity compensation to discuss in greater detail how the compensation is structured and implemented.  Refer to Item 402(b)(2) of Regulation S-K.  Please tell us how you intend to comply.

Response

The Company notes for the information of the Staff that no officer (executive or otherwise) has received equity compensation from the Company in the past three years.  In future filings, when and if the Company determines to grant equity compensation, it will provide a detailed discussion concerning how its equity compensation is structured and implemented.  As the Company currently does not have any outstanding equity awards and management does not have any current plans to grant additional equity compensation, the Company believes that an expanded discussion of equity compensation policies that address potential grants that may never be made, or that if made are awarded under different policies, is not appropriate and has the potential to mislead investors.

Summary Compensation Table, page 15

8.       We note that you disclosed the compensation for your chief executive officer, president, and executive vice president.  Please explain why you did not include 2 other highly compensated individuals as required by Item 402(a)(3)(iv) of Regulation S-K.

Response

The Company did not include any additional highly compensated individuals in its compensation disclosure because currently the Company has only three persons who are executive officers as such term is defined in Rule 3b-7 of the Securities Exchange Act of 1934, as amended.  Each of these persons (our Chief Executive Officer, President and Executive Vice President) was included in the summary compensation table.  There are no other officers (of the Company or any subsidiary of the Company) who serve in a capacity in which they perform policy making functions for the Company and no other officer of the Company of any nature receives any compensation from the Company.  As such, the Company believes that the inclusion of additional disclosure is not required under Item 402(a)(3)(iv) of Regulation S-K.

As requested in your letter, the Company hereby acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•         Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any question or comments with respect to the foregoing may be communicated to the undersigned at 201-587-1000.

Sincerely,

/s/ Joseph Macnow

Joseph Macnow – Chief Financial Officer

cc:           Jorge Bonilla

                (Division of Corporation Finance)

Todd Friedman

                (Deloitte & Touche LLP)

Steven Roth

                (Alexander’s, Inc.)